UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Result of AGM, dated 29 March 2019

29 March 2019

Micro Focus International plc

Results of Annual General Meeting

The Annual General Meeting of Micro Focus International plc ("Micro Focus", LSE: MCRO.L) was held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN at 10.00 a.m. on Friday 29 March 2019.

The full text of the Resolutions is shown in the Notice of Annual General Meeting. Full details of the poll vote on each Resolution will be available on our website here.
and a copy has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

We are pleased to have received majority shareholder support for all the resolutions proposed at the AGM with the exception of Resolution 3 - the approval of the Remuneration Report - which received a 50.4% vote against.

We have engaged with a large number of our major shareholders over the course of the year and in recent weeks, and would like to thank them for giving us the opportunity to speak to them ahead of our AGM. We are disappointed that many shareholders who voted in favour of our remuneration policy in 2017 have not supported the advisory vote on the Remuneration Report at this year's AGM.

Amanda Brown, chair of the remuneration committee said: "We acknowledge and respect the concerns of our shareholders and have already committed to undertake a thorough review of our reward strategy this year with the objective of putting a new policy to shareholders at the 2020 AGM. The remuneration committee will continue to consult closely with shareholders throughout this process, and reflect very carefully on any issues that they raise."

Enquiries:

Micro Focus	Tel: +44 (0)1635 326646
Brian McArthur-Muscroft, Chief Financial Officer
Tim Brill, IR Director

Powerscourt	Tel: +44 (0)20 7250 1446
Elly Williamson
Celine MacDougall

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 29 March 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer